SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Cellular Biomedicine Group, Inc.
(Name of Issuer)

Common Stock, par value of $0.001 per share
(Title of Class of Securities)

15117P102
(CUSIP Number)

Bizuo (Tony) Liu c/o Cellular Biomedicine Group, Inc. 1345 Avenue of Americas, 15th Floor New York, New York 10105 (347) 905-5663	Full Moon Resources Limited Pak To Leung 1902-03 Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (852) 3900 8282	Maplebrook Limited c/o Credit Suisse Trust Limited One Raffles Link #05-02, Singapore 039393 Singapore (65) 6212 6000

With a copy to: Eleazer N. Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☑**

(Page 1 of 26 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** With the exceptions of Mission Right Limited, Maplebrook Limited, Full Moon Resources Limited and Pak To Leung, none of the Reporting Persons (defined below) previously filed a statement on Schedule 13G with respect to securities of the Issuer (defined below).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 2 of 26 Pages

1	NAME OF REPORTING PERSON Bizuo (Tony) Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7

SOLE VOTING POWER

838,617 shares of Common Stock (comprised of 230,017 shares of outstanding Common Stock, 603,600 shares issuable upon exercise of options and 5,000 shares issuable upon the vesting of restricted stock units)**

	8	SHARED VOTING POWER 0
9

SOLE DISPOSITIVE POWER

838,617 shares of Common Stock (comprised of 230,017 shares of outstanding Common Stock, 603,600 shares issuable upon exercise of options and 5,000 shares issuable upon the vesting of restricted stock units)**

	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

838,617 shares of Common Stock (comprised of 230,017 shares of outstanding Common Stock, 603,600 shares issuable upon exercise of options and 5,000 shares issuable upon the vesting of restricted stock units)**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

 ** See Items 5 and 6.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 3 of 26 Pages

1	NAME OF REPORTING PERSON Li (Helen) Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7

SOLE VOTING POWER

112,689 shares of Common Stock (comprised of 23,087 shares of outstanding Common Stock, 88,144 shares issuable upon exercise of options and 1,458 shares issuable upon the vesting of restricted stock units)**

	8	SHARED VOTING POWER 0
9

SOLE DISPOSITIVE POWER

112,689 shares of Common Stock (comprised of 23,087 shares of outstanding Common Stock, 88,144 shares issuable upon exercise of options and 1,458 shares issuable upon the vesting of restricted stock units)**

	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

112,689 shares of Common Stock (comprised of 23,087 shares of outstanding Common Stock, 88,144 shares issuable upon exercise of options and 1,458 shares issuable upon the vesting of restricted stock units)**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

 ** See Items 5 and 6.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 4 of 26 Pages

1	NAME OF REPORTING PERSON Yihong Yao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7

SOLE VOTING POWER

109,421 shares of Common Stock (comprised of 49,581 shares of outstanding Common Stock, 58,736 shares issuable upon exercise of options and 1,104 shares issuable upon the vesting of restricted stock units)**

	8	SHARED VOTING POWER 0
9

SOLE DISPOSITIVE POWER

109,421 shares of Common Stock (comprised of 49,581 shares of outstanding Common Stock, 58,736 shares issuable upon exercise of options and 1,104 shares issuable upon the vesting of restricted stock units)**

	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

109,421 shares of Common Stock (comprised of 49,581 shares of outstanding Common Stock, 58,736 shares issuable upon exercise of options and 1,104 shares issuable upon the vesting of restricted stock units)**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

 ** See Items 5 and 6.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 5 of 26 Pages

1	NAME OF REPORTING PERSON Chengxiang (Chase) Dai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7

SOLE VOTING POWER

58,758 shares of Common Stock (comprised of 18,718 shares of outstanding Common Stock, 38,936 shares issuable upon exercise of options and 1,104 shares issuable upon the vesting of restricted stock units)**

	8	SHARED VOTING POWER 0
9

SOLE DISPOSITIVE POWER

58,758 shares of Common Stock (comprised of 18,718 shares of outstanding Common Stock, 38,936 shares issuable upon exercise of options and 1,104 shares issuable upon the vesting of restricted stock units)**

	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

58,758 shares of Common Stock (comprised of 18,718 shares of outstanding Common Stock, 38,936 shares issuable upon exercise of options and 1,104 shares issuable upon the vesting of restricted stock units)**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

 ** See Items 5 and 6.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 6 of 26 Pages

1	NAME OF REPORTING PERSON Mission Right Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,036,040 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,036,040 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,036,040 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 7 of 26 Pages

1	NAME OF REPORTING PERSON Viktor Pan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,000,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 8 of 26 Pages

1	NAME OF REPORTING PERSON OPEA SRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 21,052 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,052 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,052 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 9 of 26 Pages

1	NAME OF REPORTING PERSON Zheng Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 371,007 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 371,007 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 371,007 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 10 of 26 Pages

1	NAME OF REPORTING PERSON Sailing Capital Overseas Investments Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,712,920 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,712,920 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,712,920 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN

(1) 1,404,494 shares of Common Stock are held by Wealth Map. Sailing Capital is the sole shareholder of Wealth Map. 308,426 shares of Common Stock are held by Earls Mill. James Xiao Dong Liu is the sole director of Earls Mill and the Chairman of Sailing Capital.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 11 of 26 Pages

1	NAME OF REPORTING PERSON Winsor Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 358,974 shares of Common Stock issuable upon conversion of Notes
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 358,974 shares of Common Stock issuable upon conversion of Notes
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 358,974 shares of Common Stock issuable upon conversion of Notes
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 12 of 26 Pages

1	NAME OF REPORTING PERSON TF Venture Capital Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 358,974 shares of Common Stock issuable upon conversion of Notes
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 358,974 shares of Common Stock issuable upon conversion of Notes
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 358,974 shares of Common Stock issuable upon conversion of Notes
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 13 of 26 Pages

1	NAME OF REPORTING PERSON Chiang Chen Hsiu-Lien
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 358,974 shares of Common Stock issuable upon conversion of Notes
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 358,974 shares of Common Stock issuable upon conversion of Notes
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 358,974 shares of Common Stock issuable upon conversion of Notes
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 14 of 26 Pages

1	NAME OF REPORTING PERSON Maplebrook Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,104,933 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,104,933 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,104,933 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 15 of 26 Pages

1	NAME OF REPORTING PERSON Full Moon Resources Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 710,452 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 710,452 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 710,452 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 16 of 26 Pages

1	NAME OF REPORTING PERSON Pak To Leung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 789,403 shares of Common Stock(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 789,403 shares of Common Stock(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 789,403 shares of Common Stock(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IN

(1) Mr. Leung is the sole director and 100% shareholder of Full Moon Resources Limited.  Mr. Leung is the beneficial owner of 789,403 shares of Common Stock, of which 78,951 shares of Common Stock were held in his individual capacity and 710,452 shares of Common Stock were held through Full Moon Resources Limited.

.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 17 of 26 Pages

This Amendment No. 5 (“Amendment No. 5”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2019 (the “Original Schedule 13D”), Amendment No. 1 filed with the SEC on January 30, 2020 (“Amendment No. 1”), Amendment No. 2 (“Amendment No. 2”) filed with the SEC on February 21, 2020, Amendment No. 3 filed with the SEC on April 1, 2020 (“Amendment No. 3”) and Amendment No. 4 filed with the SEC on June 24, 2020 (“Amendment No. 4,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 5, this “Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Cellular Biomedicine Group, Inc., a Delaware corporation (the “Issuer”).

This Schedule 13D shall be deemed to amend and incorporate herein the Schedule 13G filed by Maplebrook Limited with the SEC on February 1, 2018 (the “Maplebrook Schedule 13G”), as amended by the Amendment No. 2.

This Schedule 13D shall be deemed to amend and incorporate herein the Schedule 13G filed by Full Moon Resources Limited and Pak To Leung (“Full Moon”) with the SEC on July 7, 2014 (the “Full Moon Schedule 13G”), as amended on February 6, 2015, February 11, 2016 and March 1, 2018, respectively.

The Reporting Person(s), as such terms are defined, in the Maplebrook Schedule 13G and Full Moon Schedule 13G, respectively (collectively, the “Maplebrook and Full Moon Reporting Persons”), and all information relating to such Maplebrook and Full Moon Reporting Persons disclosed, in each of the Maplebrook Schedule 13G and Full Moon Schedule 13G, respectively, and all other information reported therein is hereby incorporated into this Schedule 13D.

All references to “Reporting Persons” in this Schedule 13D shall be deemed to include the Maplebrook and Full Moon Reporting Persons.

Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4. This Amendment No. 5 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	Identity and Background

Items 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act with respect to the transactions as described in Item 4 below.

The joint filing agreement among the Reporting Persons relating to the joint filing of this Amendment is attached as Exhibit 12 hereto. No Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 18 of 26 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Pursuant to an Agreement and Plan of Merger, dated as of August 11, 2020 (the “Merger Agreement”), by and among (i) CBMG Holdings (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, (ii) CBMG Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Parent and (iii) the Issuer, subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety in this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 13, and is incorporated herein by reference in its entirety.

The Reporting Person anticipate that approximately US$210 million is expected to be expended to complete the Merger.  This amount includes (a) the estimated funds required by Parent to (i) purchase all of the outstanding shares of the Common Stock other than the Rollover Shares (as defined in Item 4 of the Schedule 13D below), at a purchase price of US$19.75 per share of Common Stock, and (ii) settle outstanding options and restricted share units in accordance with the terms of the Merger Agreement, and (b) the estimated transaction costs associated with Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”).

Pursuant to the Equity Commitment Letters (as defined below), the Merger will be financed with cash contributions in Parent from each of Yunfeng Fund III, L.P., TF Capital Fund III L.P., Velvet Investment Pte. Ltd. and Bizuo (Tony) Liu (the “Equity Investors,” each an “Equity Investor,” and together with the Consortium Rollover Stockholders (as defined in Item 4 of the Schedule 13D below), the “Consortium”). The Merger will not be subject to any financing conditions.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Merger Agreement

On August 12, 2020, the Issuer announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation. Under the terms of the Merger Agreement, each share of the Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than (i) shares of the Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent and shares of the Common Stock owned by the Issuer, and in each case not held on behalf of third parties, (ii) the Rollover Shares (as defined below), and (iii) shares of the Common Stock held by stockholders who are entitled to, and who have timely perfected and not withdrawn a demand for (or lost their right to), appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware (collectively the “Excluded Shares”), will be converted into the right to receive US$19.75 per share of Common Stock in cash without interest. The Merger is subject to the approval of the Issuer’s shareholders, including a non-waivable condition requiring approval by the holders of a majority of the outstanding shares of Issuer’s Common Stock that are not beneficially owned by Parent, the Rollover Stockholders (as defined in Item 4 of the Schedule 13D below), the Equity Investors and their respective affiliates, and various other closing conditions.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 19 of 26 Pages

The purpose of the Transactions, including the Merger, is to acquire all of the shares of the Common Stock held by stockholders other than the Rollover Shares. If the Merger is consummated, the shares of the Common Stock held by stockholders will no longer be traded on the NASDAQ Global Select Market and will cease to be registered under Section 12 of the Exchange Act, and the Issuer will be privately held by the members of the Consortium and Novartis. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, and is incorporated herein by reference in its entirety.

Equity Commitment Letters

The Transactions will be funded through cash contributions contemplated by the equity commitment letters, each dated as of August 11, 2020 (the “Equity Commitment Letters”), by and between each of the Equity Investors and Parent. Under the terms and subject to the conditions of the Equity Commitment Letters, the Equity Investors will provide equity financing of US$210 million to Parent to consummate the Transactions.

Support Agreements

Concurrently with the execution of the Merger Agreement, Bizuo (Tony) Liu, Yihong Yao, Viktor Pan, Zheng Zhou, Li (Helen) Zhang, Chengxiang (Chase) Dai, Dangdai International Group Co., Limited, Mission Right Limited, Wealth Map Holdings Limited, Earls Mill Limited, OPEA SRL, Maplebrook Limited and Full Moon Resources Limited (collectively, “Consortium Rollover Stockholders”) entered into a rollover and support agreement (the “Consortium Support Agreement”) with Parent, pursuant to which, each of the Consortium Rollover Stockholders agreed that the shares of Common Stock held by it (except for certain shares of Common Stock held by Consortium Rollover Stockholders that are specifically excluded in the Consortium Support Agreement, which excluded shares will be canceled for cash consideration in the Merger to the same extent as shares of Common Stock generally) (“Consortium Rollover Shares”) will be canceled for no consideration in the Merger and that it will subscribe for newly issued ordinary shares of Parent immediately prior to Closing.

Each of the Consortium Rollover Stockholders also agreed in the Consortium Support Agreement that, until the earlier of the effective time of the Merger and the termination of the Merger Agreement, it will vote all of its shares of the Common Stock (i) in favor of the adoption of the Merger Agreement and any related action reasonably required in furtherance thereof, (ii) against any other acquisition proposal, (iii) against any action, agreement or proposal which could reasonably be expected to impede, interfere with, delay or adversely affect the Merger Agreement, the Merger or the Consortium Support Agreement, and (iv) any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent and Merger Sub under the Merger Agreement, or of such Consortium Rollover Stockholder under the Consortium Support Agreement.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 20 of 26 Pages

Concurrently with the execution of the Merger Agreement, Novartis Pharma AG (“Novartis”, together with the Consortium Rollover Stockholders, the “Rollover Stockholders”) entered into a rollover and support agreement (the “Novartis Support Agreement”) with Parent with terms substantially similar to the terms of the Consortium Support Agreement and pursuant to which Novartis has agreed that the shares of Common Stock held by it (the “Novartis Rollover Shares,” and together with the Consortium Rollover Shares, the “Rollover Shares”) will be canceled for no consideration in the Merger and that it will subscribe for newly issued ordinary shares of Parent immediately prior to the closing of the Merger. Novartis also agreed in the Novartis Support Agreement to substantially similar voting undertakings as the Consortium Rollover Stockholders agreed in the Consortium Support Agreement.

Limited Guarantees

Concurrently with the execution of the Merger Agreement, each of the Equity Investors executed a limited guarantee in favor of the Issuer with respect to certain obligations of Parent under the Merger Agreement (each a “Limited Guarantee” and collectively the “Limited Guarantees”). The Limited Guarantee states that concurrently with the execution and delivery thereof, each of the Equity Investors entered into a limited guarantee with the Issuer in a substantially identical form.

Interim Investors Agreement

In connection with the Merger Agreement , the Consortium Rollover Stockholders, the Equity Investors, Parent and Merger Sub entered into an interim investors agreement (the “Interim Investors Agreement”), in order to establish certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the Consortium Rollover Stockholders and Equity Investors with respect to, among other things, the Merger Agreement, Limited Guarantees, Equity Commitment Letters and Consortium Support Agreement, and the Transactions

The foregoing descriptions of the Merger Agreement, Equity Commitment Letters. Consortium Support Agreement, Limited Guarantees and Interim Investors Agreement (each a “Merger Document”, and collectively, the “Merger Documents”) do not purport to be complete and are qualified in their entirety by reference to the full text of each such Merger Document, each of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Amendment to Loan Agreement

On August 11, 2020, the Issuer and Winsor Capital Limited (“Winsor”) entered into an Amendment Letter in respect of a bridge loan agreement, dated January 28, 2020, entered into by and between the Issuer and Winsor (the “Loan Agreement”), pursuant to which Winsor and the Issuer agreed to extend the Maturity Date to the earlier of (i) August 7, 2021, and (ii) the occurrence of an Event of Default (as defined in the Loan Agreement) to the extent not cured within the applicable grace period set forth in the Notes (the “Loan Amendment”).

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 21 of 26 Pages

General

In connection with the Merger, the Reporting Persons may engage in discussions with management, the Board of Directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including the Merger. There can be no assurance, however, that any of the Transactions, including the Merger, will receive the requisite approvals from the respective governing bodies and stockholders, as applicable, or that any such Transactions would be successfully implemented.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 5 for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons. The percentage used in this Amendment No. 5 is calculated based upon an aggregate of 19,432,979 shares of Common Stock outstanding as of August 11, 2020 as disclosed by the Issuer to the Reporting Persons in the Merger Documents.

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 5 for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the arrangements as set forth in Item 4, the Reporting Persons and Novartis may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Collectively, the “group” may be deemed to beneficially own an aggregate of 11,242,071 shares of outstanding Common Stock (comprised of an aggregate of 10,085,015 shares of outstanding Common Stock, an aggregate of 789,416 shares of Common Stock issuable upon the exercise of options, 8,666 shares of Common Stock issuable upon the vesting of restricted stock units and 358,974 shares of Common Stock issuable upon the conversion of Notes held by Winsor), which represents approximately 54.6% of the total shares of outstanding Common Stock (accounting for all Common Stock that would be outstanding upon exercise of all of the foregoing options, vesting of the foregoing restricted stock units and conversion of the foregoing Notes). Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by any of the Reporting Persons that they are the beneficial owners of any shares of Common Stock beneficially owned by any other member of the Consortium or Novartis and any of his, her or their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 22 of 26 Pages

(c)	The Reporting Persons have not transacted in any shares of Common Stock in the last 60 days.

(d)	No person other than each of the respective Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The descriptions of the agreements in Item 3 and Item 4 of this Amendment No. 5 summarizes certain provisions of the Merger Documents and the Loan Amendment and are incorporated herein by reference. The summaries of certain provisions of such agreements in this Amendment No.5 are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Documents the Loan Amendment, each of which is attached as an exhibit to this Schedule 13D, and each is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 12:	Joint Filing Agreement by and among the Reporting Persons, dated August 12, 2020.
Exhibit 13:

Agreement and Plan of Merger by and among CBMG Holdings, CBMG Merger Sub Inc. and Cellular Biomedicine Group, Inc., dated August 11, 2020, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Cellular Biomedicine Group, Inc. filed with the Securities and Exchange Commission on August 12, 2020.

Exhibit 14:	Equity Commitment Letter by and between Bizuo (Tony) Liu and CBMG Holdings, dated August 11, 2020.
Exhibit 15:	Equity Commitment Letter by and between Yunfeng Fund III, L.P. and CBMG Holdings, dated August 11, 2020.
Exhibit 16:	Equity Commitment Letter by and between TF Capital Fund III L.P. and CBMG Holdings, dated August 11, 2020.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 23 of 26 Pages

Exhibit 17:	Equity Commitment Letter by and between Velvet Investment Pte. Ltd. and CBMG Holdings, dated August 11, 2020.
Exhibit 18:	Rollover and Support Agreement by and among CBMG Holdings and certain stockholders of Cellular Biomedicine Group, Inc. named therein, dated August 11, 2020.
Exhibit 19:	Limited Guarantee by Bizuo (Tony) Liu, in favor of Cellular Biomedicine Group, Inc., dated August 11, 2020.
Exhibit 20:	Limited Guarantee by Yunfeng Fund III, L.P., in favor of Cellular Biomedicine Group, Inc., dated August 11, 2020.
Exhibit 21:	Limited Guarantee by TF Capital Fund III L.P., in favor of Cellular Biomedicine Group, Inc., dated August 11, 2020.
Exhibit 22:	Limited Guarantee by Velvet Investment Pte. Ltd., in favor of Cellular Biomedicine Group, Inc., dated August 11, 2020.
Exhibit 23:	Interim Investors Agreement by and among the investors named therein, CBMG Holdings and CBMG Merger Sub Inc., dated August 11, 2020.
Exhibit 24:	Amendment Letter by and between Winsor Capital Limited and Cellular Biomedicine Group, Inc., dated August 11, 2020.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 24 of 26 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 is true, complete and correct.

Date: August 12, 2020

/s/ Bizuo (Tony) Liu
BIZUO (TONY) LIU

/s/ Li (Helen) Zhang
LI (HELEN) ZHANG

/s/ Yihong Yao
YIHONG YAO

/s/ Chengxiang (Chase) Dai
CHENGXIANG (CHASE) DAI

MISSION RIGHT LIMITED

By: /s/ Chan Boon Ho Peter
Name: Chan Boon Ho Peter
Title: Director

/s/ Viktor Pan
VIKTOR PAN

OPEA SRL

By: /s/ Edoardo Fontana
Name: Edoardo Fontana
Title: Managing Director

/s/ Zheng Zhou
ZHENG ZHOU

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 25 of 26 Pages

SAILING CAPITAL OVERSEAS INVESTMENTS FUND, L.P.

By: /s/ James Xiao Dong Liu
Name: James Xiao Dong Liu
Title: Chairman

WINSOR CAPITAL LIMITED

By: /s/ Ming Li
Name: Ming Li
Title: Director

TF VENTURE CAPITAL MANAGEMENT CO., LTD.

By: /s/ Chiang Chien Hsiu-Lien
Name: Chiang Chen Hsiu-Lien
Title: Director

/s/ Chiang Chien Hsiu-Lien
CHIANG CHEN HSIU-LIEN

MAPLEBROOK LIMITED

For and on behalf of
BUKIT MERAH LIMITED
Corporate Director

By: /s/ Valerie Wong /s/ Pauline Ong
Name: Valerie Wong Pauline Ong
Title: Authorized Signatory Authorized Signatory

FULL MOON RESOURCES LIMITED

By: /s/ Pak To Leung
Name: Pak To Leung
Title: Director

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 26 of 26 Pages

/s/ Pak To Leung
Pak To Leung

Exhibit 12

Joint Filing Agreement

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows that such information is inaccurate.

Dated: August 12, 2020

/s/ Bizuo (Tony) Liu
BIZUO (TONY) LIU

/s/ Li (Helen) Zhang
LI (HELEN) ZHANG

/s/ Yihong Yao
YIHONG YAO

/s/ Chengxiang (Chase) Dai
CHENGXIANG (CHASE) DAI

MISSION RIGHT LIMITED

By: /s/ Chan Boon Ho Peter
Name: Chan Boon Ho Peter
Title: Director

/s/ Viktor Pan
VIKTOR PAN

OPEA SRL

By: /s/ Edoardo Fontana
Name: Edoardo Fontana
Title: Managing Director

By: /s/ Zheng Zhou
ZHENG ZHOU

SAILING CAPITAL OVERSEAS INVESTMENTS FUND, L.P.

/s/ James Xiao Dong Liu
Name: James Xiao Dong Liu
Title: Chairman

WINSOR CAPITAL LIMITED

By: /s/ Ming Li
Name: Ming Li
Title: Director

TF VENTURE CAPITAL MANAGEMENT CO., LTD.

By: /s/ Chiang Chen Hsiu-Lien
Name: Chiang Chen Hsiu-Lien
Title: Director

/s/ Chiang Chen Hsiu-Lien
CHIANG CHEN HSIU-LIEN

MAPLEBROOK LIMITED
For and on behalf of
BUKIT MERAH LIMITED
Corporate Director

By: /s/ Valerie Wong /s/ Pauline Ong
Name: Valerie Wong Pauline Ong
Title: Authorized Signatory Authorized Signatory

FULL MOON RESOURCES LIMITED

By: /s/ Pak To Leung
Name: Pak To Leung
Title: Director

/s/ Pak To Leung
Pak To Leung